Silver Elephant Announces Private Placement Offering of Up To 3,000,000 Units for Gross Proceeds of Up To $1,350,000

Vancouver, British Columbia, November 21, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) announces that it proposes to undertake a non-brokered private placement (the "Placement") of up to 3 million Units of the Company (the "Units") at a price of $0.45 per Unit to raise aggregate gross proceeds of up to $1,350,000. Each Unit will consist of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years.

The securities issued as part of the Placement will be subject to a hold period of four months plus one day from the date of issue.

Closing of the Placement is expected to occur on or about December 10, 2022.

John Lee, Executive Chairman will be subscribing for 1,000,000 Units for gross proceeds of $450,000.  The issuance of Units to insiders pursuant to the Placement will be considered related party transactions within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relies on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(a) of MI 61-101 on the basis that participation in the Placement by insiders will not exceed 25% of the fair market value of the Company's market capitalization. The Company will file a material change report in respect of the related party transactions in connection with the Placement.

A Finder's Fees of up to 7% cash or 7% Finder's Units will be payable.  Each Finder's Unit will consist of one common share of the Company and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years.

Proceeds of the Placement are expected to be used for exploration, working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
"John Lee"
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws.  Such forward-looking statements, which reflect management's expectations regarding Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant's forward-looking statements.  Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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